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                                January 26, 2024

       Peter Allen
       Chief Financial Officer
       Genco Shipping & Trading Limited
       299 Park Avenue, 12th Floor
       New York, NY 10171

                                                        Re: Genco Shipping &
Trading Limited
                                                            DEFA14A Filed
January 22, 2024
                                                            File No. 001-33393

       Dear Peter Allen:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used herein have the same meaning as in your soliciting materials.

       DEFA14A Filed January 22, 2024

       General

   1. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and
describe the participants       direct or indirect interests.    Please note
that this
                                                        requirement is not
satisfied by including a legend with general references to filings made by the soliciting party
or the participants. See Rule 14a-12(a)(1)(i) and Question 132.03 of
                                                        the Compliance and
Disclosure Interpretations for Proxy Rules and Schedules 14A/14C.
                                                        Please provide this
information in all future soliciting materials.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
       202-551-3263.
 Peter Allen
Genco Shipping & Trading Limited
January 26, 2024
Page 2

FirstName LastNamePeter Allen                   Sincerely,
Comapany NameGenco Shipping & Trading Limited
                                                Division of Corporation Finance
January 26, 2024 Page 2                         Office of Mergers &
Acquisitions
FirstName LastName